Exhibit 12

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended June 30,	Twelve Months Ended June 30,	Years Ended December 31,
	2009 (a)	2009 (b)	2008 (c)	2007(d)	2006(e)	2005(f)	2004(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,170	$2,557	$2,732	$4,510	$2,479	$1,622	$1,967

Distributed income from unconsolidated investees, less equity in earnings	(14)	(60)	(39)	(20)	(16)	(15)	3

Fixed charges, as defined	504	1,003	996	1,339	1,282	1,105	1,026

Capitalized interest	(9)	(34)	(45)	(73)	(118)	(98)	(67)

Preference security dividend requirement of consolidated subsidiary	(14)	(27)	(25)	(26)	(25)	(24)	(24)

Total earnings, as defined	$1,637	$3,439	$3,619	$5,730	$3,602	$2,590	$2,905

Fixed charges, as defined:
Interest charges	$463	$923	$918	$1,251	$1,199	$1,028	$962

Preference security dividend requirement of consolidated subsidiary	14	27	25	26	25	24	24

Rental interest factor	27	53	53	62	58	53	40

Total fixed charges, as defined	$504	$1,003	$996	$1,339	$1,282	$1,105	$1,026

Ratio of Earnings to Fixed Charges	3.25	3.43	3.63	4.28	2.81	2.34	2.83

(a)	Earnings for the six months ended June 30, 2009 include a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method accounting, a $64 million net loss related to our investments in nuclear decommissioning trust funds, a $23 million impairment charge related to an equity method investment, and $13 million of charges related to other items. Earnings for the period also include a $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2009.
(b)

Earnings for the twelve months ended June 30, 2009 include a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting, a $193 million net loss related to our investments in nuclear decommissioning trust funds, a $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. exploration and production (E&P) businesses as a result of post-closing adjustments, a $23 million impairment charge related to an equity method investment, and a $39 million net charge related to other items. Earnings for the period also include $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2009.

(c)	Earnings for the twelve months ended December 31, 2008 include $180 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds, $59 million of impairment charges related to Dominion Capital, Inc. (DCI) assets, a $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. exploration and production (E&P) businesses as a result of post-closing adjustments, and a $29 million net charge related to other items. Earnings for the period also include a $47 million benefit related to the planned sale of two natural gas distribution utilities, The Peoples Natural Gas Company (Peoples) and Hope Gas, Inc. (Hope). Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2008.
(d)	Earnings for the twelve months ended December 31, 2007 include a $3.6 billion gain from the disposition of the majority of our U.S. E&P operations, partially offset by $1 billion of charges related to the disposition which are comprised of $541 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $91 million of employee-related expenses. Earnings for the period also include a $387 million charge related to the impairment of the partially-completed Dresden generation facility; a $231 million charge due to the termination of a power sales agreement at our State Line generating facility; $88 million of impairment charges related to DCI assets; $48 million of charges related to litigation reserves, and $70 million of charges related to other items. Fixed charges for the twelve months ended December 31, 2007 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2007.
(e)	Earnings for the twelve months ended December 31, 2006 include $189 million of charges related to the planned sale of two natural gas distribution utilities, Peoples and Hope, including $166 million resulting from the write-off of certain regulatory assets, $90 million of impairment charges related to DCI assets, a $27 million charge resulting from the termination of a pipeline project in West Virginia, a $26 million impairment charge resulting from a change in method of assessing other-than-temporary decline in the fair value of certain securities, $17 million of incremental charges related to hurricanes Katrina and Rita, and $9 million of net charges related to other items. Fixed charges for the twelve months ended December 31, 2006 include a $60 million charge due to an adjustment eliminating the application of hedge accounting related to certain interest rate swaps associated with our junior subordinated notes payable to affiliated trusts. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2006.
(f)	Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005 and other activities, $35 million of impairment charges related to DCI assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.
(g)	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of DCI, a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, and $22 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.